Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 No. 333-167727 of QEP Resources, Inc. of our report dated June 22, 2016 with respect to the statements of net assets available for benefits of QEP Resources, Inc. Employee Investment Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the QEP Resources, Inc. Employee Investment Plan.

Causey Demgen & Moore P.C.
Denver, Colorado
June 22, 2016